AMENDMENT NO. 2
TO THE
BYLAWS OF
ADVANCED EMISSIONS SOLUTIONS, INC.

WHEREAS, the Board of Directors (the “Board”) of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Corporation”) may amend the Bylaws of the Corporation pursuant to Article VIII of the Bylaws; and

WHEREAS, the Board duly adopted resolutions at its meeting held on August 11, 2016 that approved and adopted this Amendment No. 2 to the Bylaws of the Corporation effective as of January 4, 2017.

NOW, THEREFORE, LET IT BE RESOLVED, that the Bylaws of the Corporation be amended as follows:

1.	The first two sentences of Section 2.10 of Article II of the Bylaws of the Corporation are hereby deleted in their entirety and replaced with the following:

“Unless otherwise required by law or the Certificate of Incorporation, the contested election of any director and proposals so designated by the directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, any matter, other than the contested election of a director and proposals designated by the directors as being subject to a plurality vote, brought before any meeting of stockholders shall be approved if the votes cast favoring the matter exceed the votes cast opposing the matter at a meeting of the stockholders by the holders of stock entitled to vote thereon. A contested election of a director is one in which (i) a Proposing Stockholder has met the requirements of Sections 2.03(b) and (c) hereof for the nomination of a person for election to the Board of Directors, (ii) the Corporation has determined that such director nominee is eligible to serve as an independent director of the Corporation and (iii) prior to the date that notice of the respective meeting of stockholders is given, the Board of Directors has not made a determination that the director election is not contested.”

2.	The following sentence shall be added to the end of Section 3.03 of Article III of the Bylaws of the Corporation:

“If the votes cast opposing the election of an incumbent director nominee in an uncontested election of a director exceed the votes cast favoring such election at a meeting of the Corporation’s stockholders, the majority of the disinterested independent members of the Board of Directors may (a) request such director nominee to immediately tender his or her resignation as a director of the Corporation, (b) reduce the size of the Board of Directors upon the occurrence of the resulting vacancy and (c) take any other action regarding the resulting vacancy as such independent directors deem necessary or appropriate.”

3.	Except as set forth in this Amendment No. 2 and Amendment No. 1 approved by the Board on July 23, 2014, the Bylaws of the Corporation shall remain in full force and effect.

The undersigned, being the Secretary of Advanced Emissions Solutions, Inc., hereby certifies that the foregoing is a true and correct copy of Amendment No. 2 to the Bylaws of the Corporation, as adopted by the Board effective as of January 4, 2017.

Advanced Emissions Solutions, Inc.

/s/ Greg Marken
Greg Marken, Chief Accounting Officer and Secretary